April 5, 2017

Sent Via Email: rrw2@pinnaclerestore.com

Randall Webb

2451 W Birchwood Ave Ste 108

Mesa, AZ 85202

RE: Binding Letter of Intent

Dear Mr. Webb:

This letter of intent (“Letter of Intent”) sets forth our understanding as to the basic terms of an agreement between you (“WEBB”), and by Pineapple Express, Inc. (OTC: PNPL), a Wyoming corporation (“PNPL”, “Our”, “Us”). By signing this letter, each of PNPL and WEBB confirms (a) its intentions (as specified herein) with regard to the transactions described herein, and (b) its intention to execute additional agreements as set forth herein.

The parties acknowledge that this Letter of Intent is binding upon the parties hereto and requires additional agreements to be executed by the parties in furtherance of the matters set forth herein.

Background on the Companies:

WEBB is a serial entrepreneur looking to capitalize on the legal cannabis market in California.

PNPL is a publicly traded company that invests in, expands, and brands existing and newly established canna-businesses through expert consulting and cutting-edge technology. PNPL has access to licenses to produce cannabis products in Desert Hot Springs, CA, and also retail operations licenses in Los Angeles, CA. PNPL has the necessary experience infrastructure to expand into a national presence with retail cannabis stores in multiple US States over the course of the next few years. Currently PNPL is looking for an expansion partner to pursue retail locations in Southern California in 2017.

10351 Santa Monica Blvd Suite 420, Los Angeles, CA 90025 ! 877-310-7675

WEBB and Pineapple Express Joint Venture

April 5, 2017

PNPL’s Mission Statement: “We provide capital to our canna-business clientele, lease real properties to canna-businesses, and provide consulting and technology to operators within the cannabis industry. We intend to create a nationally branded chain of company-owned cannabis retail stores under the “Pineapple Express” name. As of now, our operations consist of consulting, product licensing, leasing to and investing in existing and new canna-businesses, selling industry specific technology and branding/retail concept support services. Home to some of the most experienced and well-connected minds in the business, Pineapple Express is at the forefront of the legal cannabis industry.”

Legislative Background:

(CA STATE) In 2016, California enacted the Medical Marijuana Regulations and Safety Act (MMRSA), later renamed the Medical Cannabis Regulations and Safety Act (MCRSA), which implemented a regulatory structure for dispensary and cultivation facility licensing. This law finally set forth a safe harbor for California cannabis entrepreneurs that allowed for zero criminal or civil repercussions for cannabis business operators that were operating within the confines of the law. In November of 2016, California voters passed the Adult Use Marijuana Act (AUMA) in California, which will work in concert with the MCRSA. According to the State, it is expected that both laws will be implemented by the State in early 2018 and the MCRSA is already in effect meaning cannabis operators are subject to and protected by those laws as long as they are abiding by them.

(City of Los Angeles) In concert with the State laws above, on March 7, 2017 voters in the City of Los Angeles voted to approve Measure M, a citizen sponsored measure also referred to as the Los Angeles Marijuana Regulation and Safety Act (“LAMRS”). Measure M allows the City of Los Angeles to issue permits for a variety of commercial cannabis activities. Under LAMRS the City is authorized to issue permits for the following activities: Cultivation, Dispensaries, Manufacturing, Testing, and Distribution.

Permit Timelines: LAMRS requires the City to release an application for manufacturing permits within 90 days of March 8, 2017; and Applications for distribution, cultivation, testing, and transportation must be released by January 31, 2018. The law allows currently licensed dispensaries to apply for and receive dispensary and cultivation (indoor up to 22,000 SF) permits on existing premises before anyone else. The City has discretion to determine total number of dispensary, cultivation, manufacturing, testing, distribution, and transportation permits it would like to issue; and 134 currently licensed dispensaries do not count against any cap set by the City.

(City of Desert Hot Springs) In concert with the State laws above, in 2015-2016 the City of Desert Hot Springs made history by being one of the first California cities to permit commercial cannabis cultivation. A valid local canna-business license is a prerequisite to a state license under California’s Medical Marijuana Regulation and Safety Act and a verified lease of a properly zoned facility is a prerequisite to obtaining a local license. The City of Desert Hot Springs allows marijuana cultivation through a Conditional Use Permit (CUP) and Regulatory Permit issued thereafter.

Joint Venture:

It is the intention of the parties to proceed with operations in California as defined below:

WEBB and Pineapple Express Joint Venture

April 5, 2017

Phase 1: Purchase of a 1.26-Acre parcel of land pre-permitted for cultivation activities in Desert Hot Springs.

The strategy would be to buy a parcel that our clients have already engaged on within the prized “permitted cultivation zone” in Desert Hot Springs. This parcel is currently in escrow at a total of $500,000. We will develop the parcel and obtain the CUP permit, which will cost us $200,000 in related fees to vendors (attorneys, planners, architects, civil engineers, etc.)

PNPL has secured financing for the building and permitting work needed to develop the parcel. However, the parcel needs to be purchased prior to financing being secured. The proposed building would be about 22,000 SF and would yield some very hefty profits in the $5m-$7m range per year.

What would be required of WEBB To Facilitate Phase 1:

A)	WEBB shall secure the parcel in escrow for $500,000 would hold title to the land. PNPL shall pay WEBB $700,000 within 120 days of the purchase by WEBB and have the parcel transferred to PNPL. Once the parcel is fully developed by PNPL, WEBB shall earn 7.5% of any revenues PNPL generates on the subject parcel, in perpetuity. PNPL may choose to buy-out WEBB from the 7.5% royalty payment through a lump- sum payment of $500,000 paid anytime after the parcel re-purchase. In the event PNPL sells its Company to a 3rd party within 5 years, WEBB would be due a bonus payment of $500,000.

Additional Agreements To Be Prepared By Legal Counsel And Executed Within 10 Days:

●	Webb shall sign; Assignment of the parcel(s) currently in escrow in Desert Hot Springs and fund $500,000 to that escrow.

●	PNPL and WEBB to sign a purchase agreement whereas PNPL purchases the parcel from WEBB for $700,000 payable within 120 days from the date WEBB funds the initial purchase escrow.

Phase 2: WEBB’s Financing of HVAC systems for PNPL in Desert Hot Springs and Adelanto, CA.

This deal requires WEBB to help finance PNPL’s HVAC systems for its buildings in Adelanto, CA and to be constructed buildings in Desert Hot Springs, CA. The financing obtained by PNPL is not preferred and PNPL would prefer financing whereas the HVAC equipment loans are paid in installments to WEBB at 15% APR and payments over 24 months. Total HVAC costs are estimated at $2m and can be financed by WEBB at a much lower APR. WEBB would also enjoy 7.5% of the rental income generated from the 50,000 SF of warehouse space contracted to lease to PNPL tenants at $6 per SF per month. $300,000 per month generated from rental revenues to PNPL and 7.5% to WEBB, interest payments equal over $30,000 per month to WEBB over the first 2 years while the loan is active, and $15,000 per month thereafter.

WEBB and Pineapple Express Joint Venture

April 5, 2017

What would be required of WEBB To Facilitate Phase 2:

●	WEBB shall secure a low interest loan of $2m collateralized by the HVAC systems to be installed in PNPL’s two projects. WEBB shall earn 15% APR and payback of the principal in monthly installments over 2 years so WEBB can service his own loan. WEBB shall also earn 7.5% of any revenues PNPL generates on the 50,000 SF of warehouse spaces, in perpetuity. PNPL may choose to buy-out WEBB from the 7.5% royalty payment through a lump-sum payment of $500,000 paid anytime after the principal and interest on the loan provided by WEBB are paid in full. In the event PNPL sells its Company to a 3rd party within 5 years, WEBB would be due a bonus payment of $500,000. In the event WEBB cannot secure a loan through his best efforts, Phase 2 will be deemed null and void.

Additional Agreements To Be Prepared By Legal Counsel And Executed Within 60 Days:

●	Webb shall commence securing of the $2m loan.

●	PNPL and WEBB to sign a loan repayment agreement at 15% APR with monthly payments that will cover WEBB’s loan in addition to the 15% APR.

Phase 3: Purchase and operation of a legally permitted Cannabis Dispensary in Los Angeles, Ca.

We have attached a list of legally permitted dispensaries that are allowed to operate in Los Angeles County. This list of 134 entities are the only dispensaries able to legally operate. Some entities on the list are looking for a new location and are not in operation. We have located one in this category and will need to relocate this dispensary to a properly zoned premises to commence operations. We are open to a joint venture with WEBB whereas we co-develop the dispensary under the Pineapple Express brand name including our THC™ line of apparel and accessories marketed on our THC.com website to add depth to the Dispensary’s product offerings. We will obviously feature all of our products for sale in this dispensary, which is a perfect closed loop for a successful vertical integration strategy. Our affiliate has purchased this right with the seller for $1.5m to be paid within 12 months with $100,000 as a down payment. That will need to be reimbursed to our affiliate, Sky Island, Inc.

Dispensary revenue and income numbers, if run correctly, can go north of $10 million EBITDA on a yearly basis because of the sheer population in Los Angeles and the limited number of dispensaries. These dispensaries and all cultivation centers in the State will also be the benefactors of the newly enacted recreational use laws in California, which allows for every adult age 21 and over to purchase product from these dispensaries. The dispensaries can only purchase product from licensed cultivation facilities. This is the perfect concert between Phases 1, 2, and 3. We forecast that supply will not be able to meet demand in California for many years to come.

PNPL’s cost to procure the Dispensary license through a 3rd party that currently possesses the license will be $1.5 million. To lease a premises and buildout the high-end retail space, PNPL has budgeted $500,000.

WEBB and Pineapple Express Joint Venture

April 5, 2017

Total cost to co-develop and jointly own and operate a Los Angeles Dispensary in an upscale neighborhood is estimated at: $2 million.

Options Available To WEBB To Facilitate Phase 3:

A)	Joint venture at 25% to WEBB and 75% to PNPL whereas the Parties share in the Phase 3 developments costs and also future cost and profits of the project on the 25/75 basis. Initial cost and signing of this LOI shall be $25,000 paid to Sky Island, Inc. Pineapple shall add $75,000 to the note owed to Sky Island, Inc. at the signing of this LOI. Prior to Payment of the $25,000 by WEBB, PNPL shall demonstrate that all right and title to the dispensary license in question is transferred to Sky Island, the name and corporate filings for the dispensary, and all verifying documents concerning the dispensary’s license is in proper order. WEBB shall have 90 days to opt-in to this venture.

Additional Agreements To Be Prepared By Legal Counsel And Executed Within 30 Days:

●	The parties shall sign: A partnership agreement whereas PNPL and WEBB jointly share all related development costs for Phase 3. The partnership agreement shall also acknowledge that project is a 75/25 joint venture whereas all costs and profits are equally shared based on that ratio. It is estimated that the income WEBB generates from Phase 1 & Phase 2 would completely fund his involvement in Phase 3.

Phase 4: PNPL share purchase by WEBB at .50 per share for 600,000 common shares

WEBB shall purchase PNPL publicly traded common shares at .50 per share for $300,000 paid directly to the company for 600,000 common shares able to be traded (sold) anytime after one calendar year, pursuant to applicable SEC regulations. WEBB shall be given an updated PPM that will give him all available information on the Company prior to the investment decision by WEBB being made.

Additional Agreements To Be Prepared By Legal Counsel And Executed Within 30 Days:

●	The parties shall sign: A subscription agreement for the purchase of 600,000 common shares of PNPL at a discounted rate of .50 per share.

Additional Clauses.

Governing Law. This Letter of Intent will be governed by and construed in accordance with the laws of the State of California without giving effect to any choice or conflict of law provision or rule (whether of the State of California or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than those of the State of California.

Counterparts. This Letter of Intent may be executed in one or more counterparts, each of which will be deemed to be an original copy of this Letter of Intent and all of which, when taken together, will be deemed to constitute one and the same agreement.

WEBB and Pineapple Express Joint Venture

April 5, 2017

If the foregoing reflects your understanding of the basic terms of the proposed transaction, please sign a copy of this letter in the space indicated below and return the same to me.

Very truly yours,

Pineapple Express, Inc.

/s/ Matthew Feinstein
Matthew Feinstein,
Chief Executive Officer

Acknowledged and agreed

this day of ___________, 2017.

Randall Webb (WEBB)

/s/ Randall Webb______________________________

by: Randall Webb

Acknowledged and agreed

This 5th day of April, 2017

Pineapple Express, Inc. (PNPL)

By:	/s/ Matthew Feinstein
Name:	Matthew Feinstein
Title:	CEO and President